EXHIBIT (a)(1)(ii)


To:  Participants in the Voluntary Option Exchange Program
Re:  Notice of Acceptance of Outstanding Options for Exchange


The purpose of this e-mail is to notify you that your outstanding option(s) ("old option(s)") have been accepted for exchange and cancellation under, and in accordance with, the terms of the offer to exchange as described in the disclosure information and participation form for the exchange program posted on the HR intranet site under "option exchange". (You may review these materials further by clicking on this link (____________)).

The cancellation date of the old options is ____________, the closing date of the offer to exchange. The new option(s) to be granted to you in exchange for the canceled old option(s) will be granted at the first compensation committee meeting that is at least six months and one day after the old option cancellation date of ____________, and will have the same vesting schedules as the corresponding old options.

The number of shares of common stock subject to the new option(s) will be determined according to the exchange ratios specified in the disclosure materials, which were based on the exercise price of the corresponding old option.

Please contact me with any questions.

Regards,
Julie

Julie Phan
Stock Administrator
Marimba, Inc.